Additional Information  ACM Municipal Securities Income Fund


Supplemental Proxy Information

The annual Meeting of Shareholders of the ACM each proposal and number of shares voted at the Municipal Securities Income Fund, Inc. was held meeting are as follows:
on Tuesday, March 9, 1999.  The description of


Abstain/Authority
1)   To elect directors:
  Voted For                     Withheld
        Class Two Nominees
        (terms expire in 2002)
        David H. Dievler
9,927,290                       103,311
        William H. Foulk, Jr.
9,927,885                      102,716
        Dr. James M. Hester
9,926,760                      103,841





Abstain/Authority

Voted For              Voted Against
Withheld

2)   To ratify the selection of Ernst & Young LLP
       as the Fund's independent auditors for the Fund's
       fiscal year ending October 31, 1999:
9,893,682                    35,016
101,904